SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Silicom Ltd. (the “Registrant”) held its Annual and Extraordinary General Meeting of Shareholders on September 23, 2007 at 10:00 a.m. Israel time (adjourned from September 16, 2007) at the Registrant’s offices at 8 Hanagar Street, Kfar Sava 44000, Israel. Copies of the Notice of Annual and Extraordinary General Meeting, Proxy Statement and Proxy Card relating to the Meeting, and the Registrant’s Consolidated Balance Sheet and Profit and Loss Statement were filed on Form 6-K by the Registrant on August 1, 2007. The Registrant is announcing that the resolutions relating to the reappointment of directors and external directors, procurement of a Directors and Officers insurance policy, approval of a salary increase and grant of bonus to the Registrant’s Chief Executive Officer, approval of the grant of bonus to the Chairman of the Registrant’s Board of Directors and the appointment of independent public accountants, were duly passed at the Meeting.

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: September 24, 2007